UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Jeff Levenberg

Secretary

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth Henderson, Esq. James Attonito, Esq. Taavi Annus, Esq. Bryan Cave Leighton Paisner LLP 1290 Avenue of the Americas New York, NY 10104

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment No. 9”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mattersight Corporation, a Delaware corporation (“Mattersight”), with the Securities and Exchange Commission on May 10, 2018, as amended May 21, 2018, May 25, 2018, June 8, 2018, June 12, 2018, June 22, 2018, July 9, 2018, August 6, 2018, and August 14, 2018 (the “Schedule 14D-9”), relating to the tender offer by NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and NICE Ltd. (“NICE”), to purchase all of the issued and outstanding shares of Mattersight Common Stock at a purchase price of $2.70 per share and all of the issued and outstanding shares of Mattersight 7% Series B Convertible Preferred Stock at a purchase price of $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to the Effective Time, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal, each of which may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement.

Capitalized terms used but not defined in this Amendment No. 9 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 9 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection at the end thereof on page 43 of the Schedule 14D-9:

“Final Results of the Offer

The Offer and withdrawal rights expired as scheduled one minute after 11:59 P.M., New York time, on August 17, 2018. The Offer was not extended. The Depositary has advised NICE, Parent, and Purchaser that, as of the Expiration Date, (a) 29,660,507 shares of Common Stock had been validly tendered in the Offer, and not validly withdrawn, and (b) 1,577,832 shares of Preferred Stock had been validly tendered in the Offer, and not validly withdrawn, representing approximately 89.4% of the Shares outstanding on an as-converted to Common Stock basis. In addition, 545,712 shares of Common Stock and no shares of Preferred Stock subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary have been delivered, representing approximately 1.6% of the Shares outstanding on an as-converted to Common Stock basis. The number of Shares tendered (excluding Shares delivered pursuant to notices of guaranteed delivery) satisfies the condition that at least a majority of the outstanding shares of Company capital stock, voting together as a single-class on an as-if converted to Common Stock basis (the “Minimum Condition”) be validly tendered in the Offer. As the Minimum Condition and each of the other conditions to the Offer have been satisfied, Purchaser has accepted for payment all the Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of Purchaser’s acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to consummate, and on August 20, 2018, did consummate, the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent, and each Share outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) was automatically cancelled and converted into the right to receive, subject to any required tax withholdings, the Merger Consideration.

As a result of the Merger, the Company will cease to be a publicly traded company and the shares of Common Stock will be delisted from The Nasdaq Global Market. Parent intends to promptly take all steps to cause the termination of the registration of the shares of Common Stock and to suspend all of the Company’s reporting obligations under the Exchange Act.

The full text of the press release issued by NICE announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated by reference herein.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(G)	Press Release issued by NICE Ltd., on August 20, 2018 (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 14D-9 is true, complete and correct.

MATTERSIGHT CORPORATION

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

Dated: August 20, 2018